UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

Appointment of Director

On June 27, 2023, at a meeting of the board of directors (the “Board”) of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), the Board has appointed Mr. Oded H. Sarig, Ph. D, to serve as a director of the Company to fill the vacancy created by the resignation of Professor Dov Pekelman.

In addition, at the recommendation of the special committee (the “Special Committee”) that was established by the Board to consider the proposal submitted by Sun Pharmaceutical Industries Ltd. on May 26, 2023 as previously announced, the Board appointed Mr. Sarig to serve as a third member of the Special Committee (to fill the vacancy created by the resignation of Professor Pekelman). The Board has affirmatively determined that Mr. Sarig qualifies as an independent director (under the criteria set forth in Section 303A.02 of the New York Stock Exchange listed company manual) and a non-affiliated director (under the definition provided in the Israeli Companies Law, 5759-1999).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2023

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director